Exhibit (a)(5)(iii)
News Release
FOR IMMEDIATE RELEASE
Media Contact:
Julie Pekarek
Chief Marketing Officer
414.977.4254
jpekarek@merge.com
MERGE HEALTHCARE COMMENCES CASH TENDER OFFER FOR ALL
OUTSTANDING SHARES OF AMICAS, INC.
Milwaukee, WI, March 19, 2010 — Merge Healthcare (NASDAQ: MRGE) (“Merge”), a health IT solutions provider, announced today that it has commenced a tender offer for all of the outstanding shares of common stock in AMICAS, Inc. (NASDAQ: AMCS) (“AMICAS”), a leader in image and information management solutions. The tender offer is being commenced as provided in the previously announced definitive merger agreement between Merge and AMICAS dated as of February 28, 2010, under which a subsidiary of Merge (“Merger Sub”) will acquire all of the outstanding shares of AMICAS, Inc. Subject to the terms and conditions of the offer, AMICAS stockholders who validly tender their shares in the tender offer will receive $6.05 for each share of AMICAS common stock tendered and not withdrawn.
The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, at the end of Thursday, April 15, 2010, unless extended. Following the completion of the tender offer, Merge expects to merge its subsidiary into AMICAS, resulting in any shares not purchased in the tender offer being converted into the right to receive the same cash price per share as paid in the tender offer. The tender offer is subject to customary closing conditions, including the specified number of shares of common stock that must be tendered and/or purchased to result in Merger Sub owning one share more than 90% of the Shares outstanding on a fully diluted basis. Merge estimates that this minimum tender condition will be satisfied if at least 60% of the outstanding shares of AMICAS common stock are tendered and not withdrawn in the tender offer.

The terms and conditions of the offer are described in the tender offer documents, which are being mailed to AMICAS stockholders and filed with the Securities and Exchange Commission (“SEC”). In particular, Merge today filed with the SEC a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer. Today AMICAS also filed with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of the AMICAS board of directors that AMICAS stockholders tender their shares pursuant to the tender offer. These documents contain important information about the transaction, and investors and security holders are urged to read them carefully before making any decision with respect to the tender offer. Investors and security holders can obtain free copies of the Schedule TO. Schedule 14D-9 and other filings containing information about Merge and AMICAS, without charge, at the SEC’s website (http://www.sec.gov). A free copy of the tender offer materials may also be obtained from Merge’s website at http://www.merge.com and from the AMICAS website at http://www.amicas.com.
About Merge Healthcare
Merge Healthcare Incorporated develops solutions that automate healthcare data and diagnostic workflow to enable a better electronic record of the patient experience, and to enhance product development for health IT, device and pharmaceutical companies. Merge products, ranging from standards-based development toolkits to sophisticated clinical applications, have been used by healthcare providers, vendors and researchers worldwide for over 20 years. Additional information can be found at www.merge.com.
About AMICAS
AMICAS, Inc. (www.amicas.com) is a leading independent provider of imaging IT solutions. AMICAS offers the industry’s most comprehensive suite of image and information management solutions — from radiology PACS to cardiology PACS, from radiology information systems to cardiovascular information systems, from revenue cycle management solutions to enterprise content management tools designed to power the imaging component of the electronic medical record (EMR). AMICAS provides a complete, end-to-end solution for radiology practices, imaging centers, and ambulatory care facilities. Hospitals and integrated delivery networks are provided with a comprehensive image management solution for cardiology and radiology that supports EMR strategies to enhance clinical, operational, and administrative functions.
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